

January 6, 2012

Via E-mail
Wu Qiyou
Chief Executive Officer
Anhui Taiyang Poultry Co., Inc.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People's Republic of China

> **Re:** **Anhui Taiyang Poultry Co., Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 21, 2011**
> **File No. 333-173700**

Dear Mr. Qiyou:

We have reviewed your responses to the comments in our letter dated August 2, 2011 and have the following additional comments.

Prospectus Summary, page 2

1. In the paragraph following the chart of your corporate structure on page 3, please also disclose here your revenue and net loss for the three months ended September 30, 2011.

November 2010 Private Placement, page 4

2. Reference is made to the first paragraph on page 5. We note that as a result of the amended Annual Report on Form 10-K/A for the year ended December 31, 2010, pursuant to which the adjusted net income fell below the target income, the Pledged Shares are due to be distributed from Firm Success pro rata to the holders of the Old Units. In this regard, please explain to us and revise your filing to discuss in greater detail the facts and circumstances surrounding Firm Success' Pledge Share arrangement. As part of your response, explain the economics and underlying business reason as to why Firm Success agreed to deposit and pledge its shares of the company's common stock in connection with the Escrow Agreement.

3. Tell us what, if any, accounting consequence resulted from failing to achieve the target income, which obligated Firm Success to distribute shares of your comment stock to holders of the Old Units. If no accounting was required, please explain why. We may have further comment upon receipt of your response.

Risk Factors, page 7

Because we rely on the consulting services agreement, page 12

4. We note your response to our prior comment 6 and reissue. Please disclose here the duration of this agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations for the nine months ended September 30, 2011 and 2010

5. We note your disclosure that General and administrative expenses were higher during the nine months ended September 30, 2011 due to reserves for estimated uncollectible accounts recorded against accounts receivable, loans receivable, prepayments, and sale price receivable in the amount of $1,245,233 in 2011. Please explain to us why it appears that of the $1,245,233 increase for reserve amounts, only $462,364 related to the reserve against fertilizer plant proceeds receivable, and $349,484 related to the reserve for loans receivable, appear as adjustments to reconcile net income to net cash within the operating activities of the statement of cash flows. Please advise or revise accordingly.

Liquidity and Capital Resources, page 32

6. Please revise to expand your liquidity discussion to cover the two-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. In this regard, we note that your liquidity discussion focuses on the nine months ended September 30, 2011 and makes comparisons to the nine months ended September 30, 2010; however, we believe that your discussion should also include the year ended December 31, 2010 and 2009. Refer to Instruction 1 to Item 303(a) of Regulation S-K.

Audited Financial Statements

Notes to the Financial Statements

Note 4. Loans Receivable, page F-20

7. We note your response to our prior comment number 17; however we do not believe that you have fully addressed our prior comment in your revised disclosure. As previously requested, please revise your disclosure to explain why Jinyatai pledged its assets as partial collateral for a bank loan in the amount of $2,268,673 borrowed by the company. Specifically disclose whether such pledge of collateral was stipulated by the terms of the loan by the Company to Jinyatai.

Note 13. Other Accounts Payable, page F-29

8. We note from your response to our prior comment 20 that when the farmers procure materials from you, consisting primarily of feed product, medicine and duck seedlings, you account for those items as a reclassification between inventory – raw materials and inventory – work in process. Please explain to us why you believe it is appropriate to continue to account for such items as inventory and accrue for the related costs during the period the farmers are raising the ducks. As part of your response, please address the inventory risk that you bear during such period.

9. Furthermore, we also note from your response that the "loans to farmers" are guaranteed by the company's general credit. In this regard, please tell us how you accounted for such guarantees in accordance with ASC 460-10. Also, please revise your footnotes to comply with all disclosure requirements of ASC 460-10-50-4.

Note 18. Other Income, page F-35

10. We note from your response to our prior comment 23 that during the three months ended September 30, 2011 you recognized a reserve in the amount of $462,364 against the total balance due of $889,174 related to the sale of the fertilizer plant. Please explain to us and revise the interim notes to the financial statements to explain why you believe the remaining balance is recoverable.

Unaudited Interim Financial Statements for the nine months ended September 30, 2011

Note 6. Prepaid and Other Current Assets, page F-68

11. We note that as of September 30, 2011 you have approximately $2.5 million of prepaid inventory purchases recorded on the balance sheet. We also note that in the three months ended September 30, 2011 you recorded a reserve for estimated impaired prepayments in the amount of $273,346. Please explain to us the nature of these prepaid inventory purchases and why you believe an "impairment" of these prepaid amounts is appropriate.

Note 12. Derivative Financial Instruments and Financing, page F-73

12. We note from your response to our prior comment 29 that the underlying price of your common stock decreased from $2.50 at December 31, 2010 to $1.50 at March 31, 2011. However, the amounts of the underlying stock price disclosed in Note 12 do not correspond to the amounts in your response to us. Please revise to make consistent, as appropriate.

Note 17. Interest Expense, page F-87

13. We note from your response to our prior comment 32 that you did not accrue any liquidated damages related to the March 2011 financing in the three months ended March 31, 2011. However, in light of the fact that the required date of effectiveness (September 3, 2011) has now passed, please explain to us how you have analyzed the potential payment of the liquidated damages related to the March 2011 registration rights agreement as a contingent liability under the guidance in ASC 825-20-30 as of September 30, 2011. Furthermore, you indicate in your response that the maximum damages representing 10% of the total amount invested is $115,000; however according to page 5 of your document you state that as of December 19, 2011 you have accrued liquidated damages of $55,000 related to such financing, which is the maximum amount of liquidated damages to be paid. Please advise and reconcile the statements in your response and in your document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Marc A. Ross, Esq.